UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

 Commission File Number: 001-41982

Auna S.A.

(Exact name of registrant as specified in its charter)

 6, rue Jean Monnet

L-2180 Luxembourg

Grand Duchy of Luxembourg

+51 1-205-3500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

AMENDED ARTICLES OF ASSOCIATION

Auna S.A. (“Auna” or the “Company”) amended its articles of association as approved by its shareholders during the Extraordinary General Meeting of Shareholders held on August 6, 2024, which results were reported on the Company’s report on Form 6-K submitted to the Securities and Exchange Commission on August 9, 2024. A copy of the amended articles of association is attached as Exhibit 3.1 hereto and incorporated by reference herein.

The information in this Report on Form 6-K, including Exhibit 3.1, is hereby incorporated by reference into the Company’s registration statement on Form S-8 (File Number 333-280708).

TABLE OF CONTENTS

EXHIBIT
3.1	Amended Articles of Association of Auna S.A., dated August 6, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Auna S.A.

By:	/s/ Gisele Remy
	Name:	Gisele Remy
	Title:	Chief Financial Officer

Date: August 26, 2024